Exhibit 99.112

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES DETAILS OF THIRD QUARTER CONFERENCE CALL
AND WEBCAST

TORONTO, ONTARIO—(Marketwire — October 25, 2010) — Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced that it expects to issue its third quarter 2010 results following the market close on Wednesday, November 10, 2010. The Company will then host a conference call on Thursday, November 11, 2010 at 10:00 am EST to discuss its operating and financial performance during the third quarter and first nine months of the year. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast with the webcast being available on the homepage of the Company’s website at www.lsgold.com.

Participant call-in: 416-340-2216 or 866-226-1792
Replay number: 416-695-5800 or 800-408-3053
Re-dial ID: 3434758
Available until: 11:59 pm, November 25, 2010

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently in pre-production development at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property as part of an underground advanced exploration program. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com